                                                  Issuer Free Writing Prospectus
                     Filed Pursuant to Rule 433 under the Securities Act of 1933
                        Registration Statement Nos. 333-122925 and 333-122925-01
                                                          Relating to Prospectus
                                              Filed Pursuant to Rule 424 (b) (2)


OFFERING SUMMARY
(RELATED TO THE PROSPECTUS SUPPLEMENT,
SUBJECT TO COMPLETION, DATED FEBRUARY 17, 2006)

CITIGROUP FUNDING INC.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.
FULLY AND UNCONDITIONALLY GUARANTEED BY
CITIGROUP INC.




STOCK MARKET UPTURN NOTES(SM)
BASED UPON THE
S&P 500(R) INDEX

DUE:          , 2007








CITIGROUP FUNDING INC., THE ISSUER, AND CITIGROUP INC., THE GUARANTOR, HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT (FILE NO. 333-122925) AND THE OTHER DOCUMENTS CITIGROUP FUNDING AND CITIGROUP HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CITIGROUP FUNDING, CITIGROUP AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS BY CALLING TOLL-FREE 1-800-248-3580.


--------------------------------------------------------------------------------
 Investment Products    Not FDIC Insured    May Lose Value    No Bank Guarantee
--------------------------------------------------------------------------------




FEBRUARY 17, 2006                                               (CITIGROUP LOGO)

                         STOCK MARKET UPTURN NOTES(SM)
                        BASED UPON THE S&P 500(R) INDEX
                        DUE                      , 2007

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

                             OVERVIEW OF THE NOTES

     The Stock Market Upturn Notes(sm) are equity-linked investments that offer investors leveraged participation in the growth potential of an underlying index up to a maximum total return level. The notes do not pay any periodic fixed or floating rate of interest during their life. Instead, the return on these notes is paid at maturity and is based on the performance of an equity index. If the performance of the underlying equity index is positive then investors will participate in that performance at a rate greater than 100% (i.e. 200%) until the maximum total return level of the notes is reached. If the performance of the underlying equity index is negative then investors will participate fully in such decline. As such, the notes are not principal protected, which means that if the performance of the underlying equity index is negative, the value of the notes at maturity will be less than the amount of an investor's initial investment and could be zero. In addition, the notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. Moreover, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the Underlying Index.

     The notes may be an attractive investment for traditional equity investors, including, among others:

     - Investors possessing a moderate growth view on the underlying index who are looking for leveraged upside exposure to such index, subject to maximum total return.

     - Investors who seek to add an equity index-linked investment to further diversify their portfolio.

     - Current or prospective holders of exchange-traded funds and index funds benchmarked to the underlying index.

     - Investors who can withstand the risk of losing the principal amount of their investment.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due, if any, under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the notes is not guaranteed.

             HOW THE UPTURN NOTES BASED UPON THE S&P 500 INDEX WORK

     The Stock Market Upturn Notes(sm) Based Upon the S&P 500(R) Index due
           , 2007, or Notes, are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 15 months. At maturity, you will receive an amount in cash equal to your initial investment plus an Index Return Amount, which may be positive, zero or negative. Because the Index Return Amount may be negative, the amount you receive at maturity of the Notes could be less than the amount of your initial investment and could be zero. The Index Return Amount depends on the Index Return, the percentage increase or decrease in the Ending Value of the Underlying Index from the Starting Value. The Index Return will be capped at a rate to be determined on the Pricing Date. If the Ending Value is less than the Starting Value, the payment you receive at maturity will be directly linked to the percentage decrease in the Ending Value from the Starting Value, in which case you will receive less than the amount of your initial investment in the Notes. If the Ending Value is equal to the Starting Value, at maturity you will receive the amount of your initial investment. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be based on the Index Return, subject to a maximum level of 7% to 8% (to be determined on the Pricing Date), and a Participation Rate of 200% (or a maximum total return level of 14% to 16%), in which case you will receive more than the amount of your initial investment in the Notes.

     Capitalized terms used in this summary are defined in "Preliminary Terms" on the following page.

                               PRELIMINARY TERMS

     ISSUER:                         Citigroup Funding Inc.
    ...............................................................................................................................
     GUARANTEE:                      Payments due on the Notes are fully and unconditionally
                                     guaranteed by Citigroup Inc., Citigroup Funding's parent
                                     company; however, because the Notes are not principal
                                     protected, you may receive a payment at maturity with a
                                     value less than the amount you initially invest
    ...............................................................................................................................
     RATING OF THE ISSUER'S          Aa1/AA- (Moody's/S&P) based upon the Citigroup guarantee of
     OBLIGATIONS:                    the payment due, if any, on the Notes
    ...............................................................................................................................
     PRINCIPAL PROTECTION:           None
    ...............................................................................................................................
     SECURITY:                       Stock Market Upturn Notes(sm) Based Upon the S&P 500(R)
                                     Index
    ...............................................................................................................................
     PRICING DATE:                              , 2006
    ...............................................................................................................................
     ISSUE DATE:                     Approximately three business days after the Pricing Date
    ...............................................................................................................................
     VALUATION DATE:                 Approximately 15 months after the Pricing Date
    ...............................................................................................................................
     MATURITY DATE:                  Approximately 15 months after the Issue Date
    ...............................................................................................................................
     UNDERLYING INDEX:               S&P 500(R) Index
    ...............................................................................................................................
     ISSUE PRICE:                    $10.00 per Note
    ...............................................................................................................................
     COUPON:                         None
    ...............................................................................................................................
     PAYMENT AT MATURITY:            For each $10.00 Note, $10.00 plus an Index Return Amount,
                                     which may be positive, zero or negative
    ...............................................................................................................................
     INDEX RETURN AMOUNT:            - If the Index Return is positive, $10 * Participation Rate
                                       * Index Return
                                     - If the Index Return is zero, $0
                                     - If the Index Return is negative, $10 * Index Return
    ...............................................................................................................................
     INDEX RETURN:                   Will equal the following fraction, expressed as a
                                     percentage:
                                     Ending Value - Starting Value
                                     ------------------
                                     Ending Value
                                     provided that the Index Return cannot be greater than a
                                     maximum level which is expected to be between 7% and 8% (to be determined on the Pricing Date)
    ...............................................................................................................................
     STARTING VALUE:                 The closing value of the Underlying Index on the Pricing
                                     Date
    ...............................................................................................................................
     ENDING VALUE:                   The closing value of the Underlying Index on the Valuation
                                     Date
    ...............................................................................................................................
     PARTICIPATION RATE:             200%
    ...............................................................................................................................
     LISTING:                        Application will be made to list the Notes on the American
                                     Stock Exchange under the symbol "SMK"
    ...............................................................................................................................
     CALCULATION AGENT:              Citigroup Global Markets Inc.
    ...............................................................................................................................
     UNDERWRITING DISCOUNT:          1.5%
    ...............................................................................................................................
     FEES AND CONFLICTS:             Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further,
                                     Citigroup Funding expects to hedge its obligations under the
                                     Notes through the trading of the stocks comprising the
                                     Underlying Index or other instruments, such as options,
                                     swaps or futures, based upon the Underlying Index by one or more of its affiliates. Each of Citigroup Funding's or its affiliates' hedging activities and Citigroup Global Markets'
                                     role as the Calculation Agent for the Notes may result in a conflict of interest.
    ...............................................................................................................................

                             BENEFITS OF THE NOTES

- GROWTH POTENTIAL. The Notes provide investors with the possibility of leveraged capital appreciation. Investors may capture up to approximately two times the upside return on the Underlying Index subject to a maximum total return of approximately 14% to 16% (to be determined on the Pricing Date) over the term of the Notes.

- DIVERSIFICATION. The Notes may provide a degree of diversification within the large capitalization portion of an investor's portfolio through exposure to the Underlying Index.

                         KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the "Risk Factors Relating to the Notes" section of the preliminary prospectus supplement related to this offering for a full description of risks.

- POTENTIAL FOR LOSS. The maturity payment on the Notes will depend on the value of the Underlying Index on the Valuation Date. If the value of the Underlying Index on the Valuation Date is below the Starting Value, the maturity payment you receive will be less than the amount of your initial investment and could be zero, even if the value of the Underlying Index exceeded the Starting Value at one or more times over the term of the Notes.

- APPRECIATION MAY BE LIMITED. While the Notes provide you with an opportunity to participate in the potential appreciation of the Underlying Index on a leveraged basis, the maximum return on the Notes will be capped even though you will be subject to the full risk of a decline in the value of the Underlying Index. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the return on the Notes will be less than the return on an investment in the stocks comprising the Underlying Index or a similar security that was directly linked to the Underlying Index but was not subject to an appreciation cap. (See the examples under "Hypothetical Maturity Payments").

- POTENTIAL FOR A LOWER COMPARABLE YIELD. The Notes do not pay any interest. As a result, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Participation Rate, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

- PERIODIC PAYMENTS. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

- SECONDARY MARKET MAY NOT BE LIQUID. Citigroup Funding will apply to list the Notes on the American Stock Exchange, but any secondary market that does develop may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

- RESALE VALUE OF THE NOTES MAY BE LOWER THAN YOUR INITIAL INVESTMENT. Due to, among other things, changes in the prices of and dividend yields on the stock comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup's perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

- CITIGROUP CREDIT RISK. The Notes are subject to the credit risk of Citigroup, Citigroup Funding's parent company and the guarantor of the payments due on the Notes.

                              THE S&P 500(R) INDEX

    GENERAL. The S&P 500 Index is published by Standard and Poor's, which we refer to as S&P, and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 31, 2006, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 72% of the market value of Standard and Poor's internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the New York Stock Exchange, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

    On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500 Index was fully float adjusted. Thus, the float-adjusted methodology will exclude blocks of stocks that do not publicly trade, including blocks held by affiliates and governments.

    The following graph illustrates the historical performance of the S&P 500 Index based on the closing values thereof on the last index business day of each December from 1947 through 2005. Past movements of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

                               (DOW JONES GRAPH)

    The closing value of the S&P 500 Index on February 16 was 1289.38. Monthly historical closing values for the S&P 500 Index and additional information on the S&P 500 Index, including its makeup, method of calculation and changes in its components, are included in the preliminary prospectus supplement related to this offering under "Description of the S&P 500(R) Index."

    LICENSE AGREEMENT. S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes.

    The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this offering summary:

    The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Notes. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

    All disclosures contained in this offering summary regarding the S&P 500 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

                         HYPOTHETICAL MATURITY PAYMENTS

    The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

    - Issue Price: $10.00

    - Maximum Index Return: 7.5%

    - Starting Value: 1260
    - Participation Rate: 200%

    - Annualized dividend yield of Underlying Index: 1.8%


                          TOTAL RETURN      TOTAL RETURN
ENDING                       ON THE            ON THE      INDEX RETURN
VALUE    INDEX RETURN   UNDERLYING INDEX*      NOTES          AMOUNT      MATURITY PAYMENT
    0      -100.00%          -97.74%          -100.00%       -$10.00            $0.00
  630       -50.00%          -47.74%           -50.00%        -$5.00            $5.00
  945       -25.00%          -22.74%           -25.00%        -$2.50            $7.50
  977       -22.50%          -20.24%           -22.50%        -$2.25            $7.75
 1008       -20.00%          -17.74%           -20.00%        -$2.00            $8.00
 1040       -17.50%          -15.24%           -17.50%        -$1.75            $8.25
 1071       -15.00%          -12.74%           -15.00%        -$1.50            $8.50
 1103       -12.50%          -10.24%           -12.50%        -$1.25            $8.75
 1134       -10.00%           -7.74%           -10.00%        -$1.00            $9.00
 1166        -7.50%           -5.24%            -7.50%        -$0.75            $9.25
 1197        -5.00%           -2.74%            -5.00%        -$0.50            $9.50
 1229        -2.50%           -0.24%            -2.50%        -$0.25            $9.75
 1260         0.00%            2.26%             0.00%         $0.00           $10.00
 1292         2.50%            4.76%             5.00%         $0.50           $10.50
 1323         5.00%            7.26%            10.00%         $1.00           $11.00
 1355         7.50%            9.76%            15.00%         $1.50           $11.50
 1361         8.00%           10.26%            15.00%         $1.50           $11.50
 1386        10.00%           12.26%            15.00%         $1.50           $11.50
 1418        12.50%           14.76%            15.00%         $1.50           $11.50
 1449        15.00%           17.26%            15.00%         $1.50           $11.50
 1462        16.00%           18.26%            15.00%         $1.50           $11.50
 1481        17.50%           19.76%            15.00%         $1.50           $11.50
 1512        20.00%           22.26%            15.00%         $1.50           $11.50
 1544        22.50%           24.76%            15.00%         $1.50           $11.50
 1575        25.00%           27.26%            15.00%         $1.50           $11.50

---------------

* Assumes dividend yield on the Underlying Index is compounded annually and is not re-invested.

    The examples above are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value, Ending Value and Participation Rate.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets.

     For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled capped variable forward contract on the value of the Underlying Index at maturity, under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. Thus a holder's tax basis in the Notes generally should equal the holder's cost for the Notes, and gain or loss realized upon a sale or maturity of the Notes should be long-term capital gain or loss if the Notes have been held for more than one year at the time of disposition.

     No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes.

     In the case of a holder of a Note that is not a U.S. person the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

     1. such gain is not effectively connected with a U.S. trade or business of such holder, and

     2. in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

     You should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

                     ERISA AND IRA PURCHASE CONSIDERATIONS

     Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

     Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account's decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

                           ADDITIONAL CONSIDERATIONS

     If no closing value of the S&P 500 Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary prospectus supplement related to this offering. In addition, if the S&P 500 Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance. You should refer to the sections "Description of the Notes--Index Return Amount" and "--Discontinuance of the S&P 500 Index " in the preliminary prospectus supplement for more information.

     Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

     Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

    "Standard & Poor's(R)," "Standard & Poor's 500(R)," "S&P 500(R)," and "S&P(R)" are trademarks of Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc. Standard & Poor's and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the Notes.

Stock Market Upturn Notes (sm) is a service mark of Citigroup Global Markets
Inc.

(C) 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.